

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2013

Via E-mail
Michael P. Lavelle
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, WI 54942

     Re: School Specialty, Inc.
             Form 10-K for the Fiscal Year Ended April 28, 2012
             Filed July 9, 2012
             File No. 000-24385

Dear Mr. Lavelle:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Andrew Mew

                                    Andrew Mew
                                    Accounting Branch Chief